

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

<u>Via E-mail</u>
Mr. Stephen J. Smith
Executive Vice President and Chief Financial Officer
Elizabeth Arden, Inc.
2400 S.W. 145th Avenue
Miramar, FL 33027

      RE: Elizabeth Arden, Inc.
                Form 10-K for the Year ended June 30, 2011
                Filed August 16, 2011
                File No. 1-6370

Dear Mr. Smith:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Rufus Decker

                        Rufus Decker
                        Accounting Branch Chief